Exhibit 99.2

DRDGOLD LIMITED



REWIND

CONDENSED CONSOLIDATED UNAUDITED INTERIM RESULTS

for the six months ended 31 December 2023 and cash dividend declaration

HIGHLIGHTS

Operating profit increased by 15% to R909.3 million	Headline earnings of R589.3 million	Interim cash dividend of 20 SA cps	R1 074.7 million of capital expenditure	All-in sustaining costs margin[1] of 19%	Gold production decreased by 7% to 2 547 kilograms

[1] All-in sustaining costs is based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013. For a reconciliation, please see page 8.

REVIEW OF OPERATIONS

		Six months ended 31 Dec 2023	Six months ended 31 Dec 2022	% change[1]
Gold production	kg	**2 547**	2 731	(7)
	oz	**81 888**	87 804	(7)
Gold sold	kg	**2 535**	2 762	(8)
	oz	**81 502**	88 801	(8)
Cash operating costs	R per kg	**814 540**	674 113	21
	US$ per oz	**1 356**	1 210	12
All-in sustaining costs	R per kg	**945 899**	797 972	19
	US$ per oz	**1 575**	1 432	10
Average gold price received	R per kg	**1 173 245**	961 022	22
	US$ per oz	**1 954**	1 725	13
Average exchange rate	R/US$	**18.68**	17.33	8
Operating profit	R million	**909.3**	792.4	15
Operating margin	%	**30.6**	29.9	2
All-in sustaining costs margin	%	**19.4**	17.0	14
Headline earnings	R million	**589.3**	535.0	10
	SA cents per share ("**cps**")	**68.4**	62.3	10

[1] Percentage change is rounded to the nearest percent and is based on the amounts as presented.
Rounding of figures may result in computational discrepancies.

SHAREHOLDER INFORMATION

DRDGOLD Limited
Incorporated in the Republic of South Africa
Registration number: 1895/000926/06
JSE and A2X share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE000058723
("**DRDGOLD**" or the "**Company**" or the "**Group**")

Price of stock traded	JSE (R)	NYSE (US$)[1]
• 6-month intra-day high	21.47	1.20
• 6-month intra-day low	14.02	0.75
• Close	15.77	0.80

[1] This data represents per share data and not American Depository Receipt ("**ADR**") data: one ADR reflects 10 ordinary shares.

Issued capital as at 31 December 2023

864 588 711 ordinary shares of no par value (30 June 2023: 864 588 711)
3 090 081 treasury shares held within the Group (30 June 2023: 3 896 663)
5 000 000 cumulative preference shares (30 June 2023: 5 000 000)

Market capitalisation	Rm	US$m
31 December 2023	13 635	691
30 June 2023	17 223	915

RESULTS

The condensed consolidated unaudited interim financial statements of DRDGOLD for the six months ended 31 December 2023 are available on DRDGOLD's website (www.drdgold.com) as well as at the Company's registered office.

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the US Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2023, which we filed with the United States Securities and Exchange Commission on 30 October 2023 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements and financial information included in this announcement have not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS

(#Independent) (^Lead Independent)

Executive directors

DJ Pretorius (Chief Executive Officer)
AJ Davel (Chief Financial Officer)

Non-executive directors

TJ Cumming (Non-executive Chairman)
JA Holtzhausen #
KP Lebina #
TVBN Mnyango #
JJ Nel #
EA Jeneker #^
CD Flemming #

Sponsor

One Capital

FOR FURTHER INFORMATION

Tel: +27(0) 11 470 2600
Fax: +27(0) 86 524 3061
Website: www.drdgold.com
Registered address:
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa
Registered postal address:
PO Box 390
Maraisburg, 1700
South Africa

DEAR SHAREHOLDER SIX MONTHS ENDED 31 DECEMBER 2023 VS SIX MONTHS ENDED 31 DECEMBER 2022 OVERVIEW The first half of the 2024 financial year ("HY1 FY2024") started well for us with solid throughput and good plant efficiencies, bolstered by a very attractive gold price. Our share-price responded favourably and DRDGOLD achieved second place in the Sunday Times Top 100 Companies 2023 awards, based on total shareholder returns over a five-year period measured as at 31 August 2023. We had, however, fallen behind on the starting up of new reclamation sites to replace high volume sites that had in the recent past become depleted. In the 24 months preceding December 2023, three major production clusters contributing 25 000 tonnes per day, came to their end-of-life. They were due to be replaced by four new sites scheduled to come into operation from October 2022 onwards, to ensure a smooth overlap and steady throughput. Delays in the processing of water usage licenses ("WULs") on two sites, the lodging of appeal proceedings by a community forum on a third, and community-related interferences with the construction of a pipe-column to the fourth site, put pay to these ambitions, and the 2023 calendar year became a scramble to source material from legacy and clean-up sites. The higher grade material from these legacy and clean-up sites partially offset lower throughput, and the commissioning of the high-grade Valley Silts and high volume Rooikraal site brought some relief midway through the 2023 calendar year. By October 2023, most of the legacy and clean-up sites were down to red-earth, and with two new major sites still outstanding, one pending a WUL and the second in final stages of pipe- column construction with community “concerns” finally having been addressed, throughput came under significant pressure, with the better part of 500 000 tonnes and 90 kg of production lost due to these delays. The result was a 13% drop in throughput compared to the first half of the 2023 financial year ("HY1 FY2023"), and a 7% decline in production. This notwithstanding, Ergo Mining Proprietary Limited ("Ergo") managed to generate an operating profit of R431.5 million, and combined with Far West Gold Recoveries Proprietary Limited ("FWGR"), which hit full stride with the newly commissioned Driefontein 3, the Group returned an operating profit of R909.3 million, and headline earnings per share of 68.4 SA cents. A total of R1 074.7 million was reinvested in capital infrastructure in HY1 FY2024, the bulk of which paid for the solar power plant ("SPP") at Ergo, scheduled for substantial completion in March 2024, with battery storage scheduled to be complete by October 2024. As we are utilising our cash savings to finance the reinvestment of capital, our cash balance reduced from R2 471.4 million as at 30 June 2023 to R1 529.4 million as at 31 December 2023, and we are therefore still in a position to distribute a portion of earnings by way of an interim cash dividend of 20 cps. This makes it the 17th uninterrupted year that DRDGOLD will have paid a dividend. We are very grateful that there were no serious instances of violent crime nor serious injury in the period under review. A particular highlight for the period under review saw the recovery and return to work of one of our security officials, following an armed robbery at FWGR in June 2022 wherein he sustained near fatal wounds. OPERATIONAL REVIEW Groupwide, gold production decreased by 7% to 2 547kg (HY1 FY2023: 2 731kg). Throughput was 13% lower at 11.2Mt (HY1 FY2023: 12.8Mt), while the average yield increased by 7% to 0.228g/t (HY1 FY2023: 0.213g/t). Group cash operating unit costs were 21% higher at R814 540/kg (HY1 FY2023: R674 113/kg). Group all-in sustaining unit costs were 19% higher at R945 899/kg (HY1 FY2023: R797 972/kg). ERGO MINING PROPRIETARY LIMITED Gold production at Ergo decreased by 6% to 1 884kg (HY1 FY2023: 1 996kg) as a result of a decrease in tonnage throughput from 9.8Mt in HY1 FY2023 to 8.1Mt stemming from the continued reclamation of legacy and clean-up sites and reduced third-party material being sourced at Knights. Significant delays were experienced in obtaining a WUL for the 4L3 site. The license was eventually received on Thursday, 18 January 2024. Furthermore, community-related interferences to the construction of the pipe-column to 5L27 led to production from this site being delayed until late January 2024. The decrease in tonnages was offset by yield which increased by 15% to 0.233g/t (HY1 FY2023: 0.203g/t) as a result of the reclamation of remnant material on the legacy and clean-up and the reclamation of high-grade material at Valley Silts. Cash operating unit costs increased by 18% to R940 949/kg (HY1 FY2023: R796 422/kg) due to the double digit increases in machine hire costs and contract reclamation costs driven by the reclamation of remnant material on legacy and clean-up sites and increased diesel prices. The reduction in gold production also contributed to an increase in cash operating unit costs. Specialist studies required for the environmental and WUL authorisation for the expansion of the Brakpan/Withok Tailings Storage Facility ("TSF") are ongoing, and we expect the design to be submitted to the Department of Water and Sanitation ("DWS") by the end of the 2024 financial year ("FY2024"). FAR WEST GOLD RECOVERIES PROPRIETARY LIMITED Gold production at FWGR decreased by 10% to 663kg (HY1 FY2023: 735kg) due to the lower head grade and lower yield achieved in the reclamation of the new major site, Driefontein 3 compared to material previously processed at Driefontein 5. This resulted in a decrease in yield by 12% to 0.215g/t (HY1 FY2023: 0.245g/t). Cash operating unit costs increased by 39% to R457 620/kg (HY1 FY2023: R328 393/kg) due to increases mainly in reagent usage, in particular lime and steel balls in response to the increased acidity and coarser material reclaimed from Driefontein 3. Electricity costs have also increased as a result of the reclamation of Driefontein 3 and the installation of a high shear agitator at the Driefontein 2 plant to release more gold. Machine hire costs were higher due to the continued clean up of Driefontein 5 and increased diesel prices. A reduction in gold produced also contributed to an increase in cash operating unit costs. FINANCIAL REVIEW Group revenue increased by 12% to R2 974.2 million (HY1 FY2023: R2 654.3 million) mainly due to a 22% increase in the average Rand gold price received to R1 173 245/kg (HY1 FY2023: R961 022/kg). Group operating profit increased by 15% to R909.3 million (HY1 FY2023: R792.4 million), after accounting for cash operating costs which increased by 14% to R2 097.1 million (HY1 FY2023: R1 839.5 million). The operating margin of the Group was 30.6%, compared to 29.9% in HY1 FY2023. Headline earnings of R589.3 million (68.4 SA cps) were reported compared with headline earnings of R535.0 million (62.3 SA cps) in the previous comparative period. The Group ended the first half of FY2024 with cash and cash equivalents 38% lower at R1 529.4 million compared to R2 471.4 million as at 30 June 2023 (31 December 2022: R2 392.2 million), after paying cash dividends of R559.4 million (HY1 FY2023: R342.5 million). The Group remains free of bank debt as at 31 December 2023. SHAREHOLDER LETTER Page 2

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") The Group spent a total of R11.2 million on environmental rehabilitation in HY1 FY2024, while R18.2 million was spent in HY1 FY2023. At Ergo, 1.6ha (HY1 FY2023: 4.0ha) was vegetated at the Brakpan/Withok TSF. The hectares vegetated were limited due to the establishment of the step in and new raise on the TSF. Installation of storm water measures and launders then followed. We are expecting cladding to re-commence on the Brakpan/Withok TSF in the upcoming quarter and are relooking at the service contractors at Crown complex to resume some vegetation. At FWGR, 13.2ha (HY1 FY2023: 3.5ha) was vegetated at Driefontein 5 and Driefontein 4. A total of 632 dust fall-out samples were evaluated and analysed for exceedance in the period under review, compared to 689 dust samples in HY1 FY2023. At Ergo, three exceedances were detected (0.53% of sample) compared to eight in HY1 FY2023, and at FWGR one exceedance was recorded, compared to two in HY1 FY2023. Dust exceedances have reduced at Ergo and FWGR due to the various efforts to continuously reduce dust fall-out through our rehabilitation programmes and mitigation measures. The Group's externally sourced potable water consumption has decreased significantly by 61% to 536Ml (HY1 FY2023: 1 388Ml), with 483Ml (HY1 FY2023: 1 314Ml) at Ergo and 53Ml (HY1 FY2023: 74Ml) at FWGR. There was great improvement in the use of potable water at Ergo due to the fact that the material milled at the Knights plant is now sent to the Ergo plant for gold extraction. In addition to this, the water management circuit was remodeled at City Deep to reduce potable water overflow to process water storage tanks. During the first quarter of the 2023 financial year, FWGR started using process water for flocculant makeup in the plant which has also contributed to the decrease in potable water consumption. The Group’s socio-economic development spend for the first half of FY2024 was R27.2 million (HY1 FY2023: R28.9 million). Total women in mining remained unchanged at 24% of total staff. DIVIDEND The DRDGOLD board of directors (“Board”) has declared an interim cash dividend of 20 South African (“SA”) cents per ordinary share for the six months ended 31 December 2023 as follows: • The dividend has been declared out of income reserves • The local Dividend Withholding Tax rate is 20% (twenty percent) • The gross local dividend amount is 20 SA cents per ordinary share for shareholders exempt from Dividend Withholding Tax • The net local dividend amount is 16 SA cents per ordinary share for shareholders liable to pay Dividend Withholding Tax • DRDGOLD currently has 864 588 711 ordinary shares in issue (which includes 3 090 081 treasury shares) • DRDGOLD’s income tax reference number is 9160/013/60/4 In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the JSE Limited Listings Requirements ("Listings Requirements"), given the Company’s primary listing on the exchange operated by the JSE Limited (“JSE”), the salient dates for payment of the dividend are as follows: • Last date to trade in ordinary shares cum-dividend: Tuesday, 5 March 2024 • Ordinary shares trade ex-dividend: Wednesday, 6 March 2024 • Record date: Friday, 8 March 2024 • Payment date: Monday, 11 March 2024 On payment date, dividends due to holders of certificated ordinary shares on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received to electronically transfer dividends to such shareholders. Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant ("CSDP") or broker. To comply with the further requirements of Strate, between Wednesday, 6 March 2024 and Friday, 8 March 2024, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised. The currency conversion date for the Australian and United Kingdom share registers will be Monday, 11 March 2024. The holders of American Depositary Receipts (“ADRs”) should confirm dividend details with the depository bank. ADR information is tentative and subject to confirmation by the depository bank. Assuming an exchange rate of R18.00/$1, the net dividend payable on an ADR is equivalent to 9 United States (“US”) cents per share for ADR holders liable to pay Dividend Withholding Tax. However, the actual rate of payment will depend on the exchange rate on the date of currency conversion. LOOKING AHEAD With work on the 5L27 pipe-column completed early in January 2024 and the WUL for 4L3 issued on Thursday, 18 January 2024, all of our new sites are up and running. As a result, the remainder of FY2024 looks far better from a throughput perspective than HY1 FY2024. In addition, the rate at which we processed closure and legacy sites in 2023 means that a large portion of this work has now come to an end, which in practice means fewer yellow machines and trucks moving earth, less diesel and therefore lower total costs. The effect of the SPP on costs will also become more apparent as the year progresses. Pending the tie-in of the SPP with the 88kv substation at the Brakpan/Withok TSF, we are not drawing more than the 14MW required by the Ergo Plant from the SPP. Once the switchover is completed, which is imminent, power will also be fed into the Brakpan substation and surplus power into the Eskom grid. By October 2024, we hope to have the 160MW power storage facility in place to take full advantage of the power we generate. We are therefore emerging from the frustrations and disruptions of 2023 very well positioned for the near term to take advantage of a still very favourable gold price climate. As the SPP goes into final stages, the next big capital investment project, Phase II of FWGR (to double the capacity at the Driefontein 2 Plant and build the 800 million tonne Regional Tailings Storage Facility) kicks off. We are taking the learnings from the last two years in terms of licensing into this process, to better anticipate the requirements of the regulator, ensuring that our turnaround times improve while holding the regulator to the timelines that it is required to work to. A big improvement compared to the situation in 2018, is the fact that very senior officials of the Department of Water and Sanitation are now making themselves available for “pre-submission” conversations and are quite prepared to share with us the standards and conditions that they require in our submissions. We are already seeing a big improvement in turnaround time, and these engagements seem altogether more constructive. There is also keen awareness amongst senior management and our project consultants in respect of the scale of what we are taking on, and its strategic significance. The growth project we are pursuing in respect of Sibanye-Stillwater’s platinum metal group tailings has still not been given the go-ahead. I mentioned in an earlier letter that whilst the project is technically straightforward, the supply dynamics of the chrome market and complexities in the operational and corporate setup of the programme need to be properly considered and understood before we are likely to be given the go-ahead. In the meantime, we have started to look beyond the Group for other tailings opportunities, both to optimise our established infrastructure and to take our model of sustainable environmental restoration through tailings retreatment to other metals, sites and jurisdictions. We hope to be able to report in this regard by the end of FY2024. In the Company's 2023 integrated annual report, published on 30 October 2023, the Company issued a production guidance for the year ended 30 June 2024 of between 165 000 ounces and 175 000 ounces. With the new reclamation sites now in operation at Ergo, DRDGOLD expects to remain within range, albeit to the lower end. Although we expect the cost pressures experienced in the first half of the financial year to ease going forward, the Group has increased its cash operating unit cost guidance from R770 000/kg to R800 000/kg. Capital expenditure has been revised to R3.0 billion. Niël Pretorius Chief Executive Officer 14 February 2024 SHAREHOLDER LETTER (continued) Page 3

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Six months ended 31 Dec 2023 Rm Unaudited	Six months ended 31 Dec 2022 Rm Unaudited
Revenue		**2 974.2**	2 654.3
Cost of sales		**(2 211.7)**	(1 985.7)
Gross profit from operating activities		**762.5**	668.6
Other income		**0.6**	—
Administration expenses and other costs		**(103.5)**	(80.7)
Results from operating activities		**659.6**	587.9
Finance income	4, 5	**154.9**	157.6
Finance expenses		**(37.1)**	(33.5)
Profit before tax		**777.4**	712.0
Income tax	2	**(188.1)**	(177.0)
Profit for the period		**589.3**	535.0
Other comprehensive income ("OCI")			
Items that will not be reclassified to profit or loss, net of tax			
Net fair value adjustment on equity investments at fair value through other comprehensive income	4, 6	**(5.3)**	(15.0)
Total other comprehensive income for the period		**(5.3)**	(15.0)
Total comprehensive income for the period		**584.0**	520.0
Basic earnings per share[1]	3	**68.4**	62.3
Diluted basic earnings per share[1]	3	**68.1**	62.2

[1] *All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented, which are rounded to the nearest million Rand.*

These condensed consolidated unaudited interim financial statements for the six months ended 31 December 2023 have not been audited or reviewed by DRDGOLD'S auditor's and have been prepared under the supervision of DRDGOLD's Chief Financial Officer, Mr AJ Davel CA(SA). The condensed consolidated unaudited interim financial statements were authorised by the directors on 9 February 2024 for issue on 14 February 2024.

CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN EQUITY

	Notes	Six months ended 31 Dec 2023 Rm Unaudited	Six months ended 31 Dec 2022 Rm Unaudited
Balance at the beginning of the period		**6 274.1**	5 439.9
Total comprehensive income			
Profit for the period		**589.3**	535.0
Other comprehensive income	4, 6	**(5.3)**	(15.0)
Transactions with the owners of the parent			
Dividend on ordinary share capital		**(559.4)**	(343.2)
Equity-settled share-based payment expense		**13.6**	10.2
Equity-settled share based payment income tax impact on equity		**(11.7)**	—
Equity-settled share based payment vesting impact on equity		**0.2**	3.7
Balance at the end of the period		**6 300.8**	5 630.6

CONDENSED CONSOLIDATED

STATEMENT OF FINANCIAL POSITION

	Notes	As at 31 Dec 2023 Rm Unaudited	As at 30 Jun 2023 Rm Audited	As at 31 Dec 2022 Rm Unaudited
Assets				
Non-current assets		**5 517.0**	4 940.3	4 325.8
Property plant and equipment		**4 427.7**	3 909.5	3 366.3
Investments in rehabilitation and other funds		**858.5**	789.7	762.1
Payments made under protest		**47.1**	39.7	48.5
Other investments	4	**163.3**	168.6	138.6
Deferred tax asset		**20.4**	32.8	10.3
Current assets		**2 778.3**	3 214.2	2 947.0
Inventories		**494.1**	413.6	373.2
Current tax receivable		**27.7**	40.6	—
Trade and other receivables[1]		**727.1**	288.6	181.6
Cash and cash equivalents		**1 529.4**	2 471.4	2 392.2
Total assets		**8 295.3**	8 154.5	7 272.8
Equity and liabilities				
Equity		**6 300.8**	6 274.1	5 630.6
Non-current liabilities		**1 237.5**	1 161.7	1 091.4
Provision for environmental rehabilitation		**585.8**	562.1	539.3
Deferred tax liability	2	**620.6**	560.7	517.6
Liability for post-retirement medical benefits		**10.4**	10.5	10.4
Lease liabilities		**20.7**	28.4	24.1
Current liabilities		**757.0**	718.7	550.8
Trade and other payables		**600.4**	700.5	523.7
Current portion of lease liabilities		**13.7**	11.3	18.1
Current tax liability		**142.9**	6.9	9.0
Total liabilities		**1 994.5**	1 880.4	1 642.2
Total equity and liabilities		**8 295.3**	8 154.5	7 272.8

[1] *Included in trade and other receivables is prepayments made towards capital projects of R609.9 million (30 June 2023: R185.5 million) of which the majority relates to the solar project.*

Page 4

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

REWIND

CONDENSED CONSOLIDATED
STATEMENT OF CASH FLOWS

	Notes	Six months ended 31 Dec 2023 Rm Unaudited	Six months ended 31 Dec 2022 Rm Unaudited
Net cash inflow from operating activities		**736.5**	636.9
Cash generated from operations		**600.3**	601.4
Finance income received		**88.0**	81.4
Dividends received	4	**29.3**	48.4
Finance expense paid		**(2.4)**	(2.3)
Income tax received/(paid)		**21.3**	(92.0)
Net cash outflow from investing activities		**(1 107.2)**	(421.5)
Acquisition of property, plant and equipment[1]		**(1 074.7)**	(387.3)
Investment in other funds		**(27.9)**	(29.3)
Environmental rehabilitation payments to reduce decommissioning liabilities		**(4.6)**	(4.9)
Net cash outflow from financing activities		**(569.2)**	(351.4)
Dividends paid on ordinary shares		**(559.4)**	(342.5)
Repayment of lease liabilities		**(9.8)**	(8.9)
Net decrease in cash and cash equivalents		**(939.9)**	(136.0)
Effect of exchange rate fluctuations on cash		**(2.1)**	2.6
Opening cash and cash equivalents		**2 471.4**	2 525.6
Closing cash and cash equivalents	5	**1 529.4**	2 392.2
RECONCILIATION OF CASH GENERATED FROM OPERATIONS			
Profit for the period		**589.3**	535.0
Adjusted for:			
Income tax		**188.1**	177.0
Depreciation		**141.2**	108.9
Environmental rehabilitation payments to reduce restoration liabilities		**(0.1)**	—
Movement in gold in process		**(32.2)**	22.4
Share-based payment expense		**13.6**	10.2
Finance income		**(154.9)**	(157.6)
Finance expense		**37.1**	33.5
Insurance claim received		**—**	31.7
Other non-cash items		**(2.5)**	2.1
Changes in:		**(179.3)**	(161.8)
Trade and other receivables		**(24.5)**	(64.1)
Payment made under protest		**(8.4)**	(9.5)
Consumable stores and stock piles		**(48.5)**	(6.5)
Trade and other payables		**(97.9)**	(81.7)
Cash generated from operations		**600.3**	601.4

[1] *Acquisition of property, plant and equipment includes prepayments of capital projects of R418.0 million.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying notes are an integral part of the condensed consolidated unaudited interim financial statements.

1. BASIS OF PREPARATION

The condensed consolidated unaudited interim financial statements for the six months ended 31 December 2023 are prepared in accordance with the JSE Limited Listings Requirements ("**Listings Requirements**") for interim financial results and the requirements of the Companies Act of South Africa, No. 71 of 2008 ("**Companies Act**").

The Listings Requirements require interim financial results to be prepared in accordance with and contain the information required by IAS 34: *Interim Financial Reporting*, as well as the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and the Financial Pronouncements as issued by the Financial Reporting Standards Council.

The accounting policies applied in the preparation of the condensed consolidated unaudited interim financial statements are in terms of International Financial Reporting Standards ("**IFRS**") and are consistent with those applied in the previous consolidated annual financial statements.

The condensed consolidated unaudited interim financial statements have been prepared on a going concern basis.

2. DEFERRED TAX

The deferred tax liability increased from R560.7 million at 30 June 2023 to R620.6 million at 31 December 2023 mainly due to the acquisition of property, plant and equipment that have been fully claimed as accelerated capital deductions for income tax.

3. EARNINGS PER SHARE

	Six months ended 31 Dec 2023 Rm Unaudited	Six months ended 31 Dec 2022 Rm Unaudited
Reconciliation of headline earnings		
Profit for the period	**589.3**	535.0
Headline earnings	**589.3**	535.0
Weighted average number of ordinary shares in issue adjusted for treasury shares	**860 985 749**	858 404 448
Diluted weighted average number of ordinary shares adjusted for treasury shares	**865 364 387**	859 688 266
Basic earnings per share[1]	**68.4**	62.3
Diluted basic earnings per share[1]	**68.1**	62.2
Headline earnings per share[1]	**68.4**	62.3
Diluted headline earnings per share[1]	**68.1**	62.2

[1] *All per share financial information is presented in SA cps and is rounded to the nearest one decimal point based on the results which are rounded to the nearest million Rand.*

4. INVESTMENT IN RAND REFINERY PROPRIETARY LIMITED ("RAND REFINERY")

The fair value of DRDGOLD's 11.3% interest in Rand Refinery at 31 December 2023 is estimated at R151.4 million (30 June 2023: R156.3 million).

In accordance with IFRS 13 *Fair Value Measurement*, the income approach has been established to be the most appropriate basis to estimate the fair value of the investment in Rand Refinery. This method relies on the future budgeted cash flows as estimated by Rand Refinery. Management used a model developed by an external expert to perform the valuation. Rand Refinery's refining operations (excluding Prestige Bullion) were valued using the Free Cash Flow model, whereby an enterprise value using a Gordon Growth formula for the terminal value was estimated. The forecasted dividend income to be received from Prestige Bullion was valued using a finite-life dividend discount model as Rand Refinery's shareholding will be reduced to nil in 2032 per agreement with the South African Mint (partner in Prestige Bullion).

Page 5

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. INVESTMENT IN RAND REFINERY PROPRIETARY LIMITED ("RAND REFINERY") continued

The fair value of Rand Refinery decreased as a result of a decrease in expected forecasted dividends from Prestige Bullion. The value of the forecasted dividends for Prestige Bullion decreased as a result of a lower demand for Krugerrands. The enterprise value of the refining operations of Rand Refinery increased as a result of an increase in forecast commodity prices despite increases in forecast operating costs and forecast capital costs.

The fair value measurement uses significant unobservable inputs and relates to a fair value hierarchy level 3 financial instrument. Marketability and minority discounts (both unobservable inputs) of 15.3% and 16.9% (31 December 2022: 16.5% and 17.0%), respectively, were applied. The latest budgeted cash flow forecasts provided by Rand Refinery as at 31 December 2023 were used, and therefore classified as an unobservable input into the models.

	Six months ended 31 Dec 2023 Rm Unaudited	Six months ended 31 Dec 2022 Rm Unaudited
Reconciliation of investment in Rand Refinery:		
Balance at the beginning of the period	**156.3**	136.1
Fair value adjustment on equity investments at fair value through other comprehensive income	**(4.9)**	(11.0)
Balance at the end of the period	**151.4**	125.1
Dividends received	**29.3**	47.5

Key observable/unobservable inputs into the model include:

Rand Refinery refining operations		
Average gold price[1]	R/kg	1 105 222
Average silver price[1]	R/kg	14 209
Average South African CPI[1]	%	4.5
Terminal growth rate[2]	%	4.5
South African long-term government bond rate[1]	%	9.9
Weighted average cost of capital[2]	%	16.0
Investment in Prestige Bullion		
Discount period[2]	years	10
Weighted average cost of capital[2]	%	17.0

[1] *Observable input*
[2] *Unobservable input*

The fair value measurement is most sensitive to the Rand denominated gold price and operating costs. The higher the gold price, the higher the fair value of the Rand Refinery investment. The higher the operating costs, the lower the fair value of the Rand Refinery investment. The fair value measurement is also sensitive to the discount rate, minority and marketability discounts applied. The alongside table indicates the extent of sensitivity of the Rand Refinery equity value to the inputs:

Sensitivity	Increase/ (decrease)	% Change in OCI, net of tax
Rand Refinery refining operations		
Rand US Dollar exchange rate [1]	1%/(1%)	2.9/(2.9)
Commodity prices (gold and silver) [1]	1%/(1%)	2.0/(2.0)
Operating costs [2]	1%/(1%)	(3.4)/3.4
Weighted average cost of capital [2]	1%/(1%)	(3.0)/3.0
Minority discount [2]	1%/(1%)	(1.2)/1.2
Marketability [2]	1%/(1%)	(1.2)/1.2
Investment in Prestige Bullion		
Weighted average cost of capital [2]	1%/(1%)	(0.5)/0.5
Prestige dividend forecast [2]	1%/(1%)	0.2/(0.2)

[1] *Observable input*
[2] *Unobservable input*

5. FINANCIAL RISK MANAGEMENT FRAMEWORK

COMMODITY PRICE SENSITIVITY

The Group's profitability and cash flows are primarily affected by changes in the market price of gold which is sold in US Dollars and then converted to Rand. In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the US Dollar gold price or the exchange rate movements. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection. No such facilities were entered into during the current reporting period.

LIQUIDITY MANAGEMENT

DRDGOLD ended the current reporting period with cash and cash equivalents of R1 529.4 million (30 June 2023: R2 471.4 million). The Group earned interest of R88.0 million during the current reporting period, compared to R81.4 million for the six months ended 31 December 2022 reflected by more favourable interest rates. Furthermore, the Group remains free of bank debt as at 31 December 2023 (30 June 2023: Rnil). Liquidity is further enhanced by sustained high Rand gold price levels.

6. FAIR VALUES

The Group's assets that are measured at fair value at reporting date consist of equity instruments at fair value through other comprehensive income and are included in other investments in the statement of financial position. Of this line item, R6.8 million (30 June 2023: R7.2 million) relates to fair value hierarchy level 1 instruments. This balance decreased due mainly to a decrease in the share price of West Wits Mining Limited. R156.5 million (30 June 2023: R161.4 million) relates to fair value hierarchy level 3 instruments, mainly the investment in Rand Refinery, refer to note 4.

7. SUBSEQUENT EVENTS

There were no subsequent events between the reporting date of 31 December 2023 and the date of issue of these condensed consolidated unaudited interim financial statements other than included in the notes above and described below:

DIVIDEND

On 14 February 2024, the Board declared an interim gross dividend for the six months ended 31 December 2023 of 20 SA cents per share, payable on Monday, 11 March 2024.

Page 6

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

REWIND

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. OPERATING SEGMENTS

The Group has one material revenue stream, the sale of gold to South African Bullion banks. The following summary describes the operations in the Group's reportable operating segments:

- Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand goldfields. The operation comprises three plants. The Ergo plant as a metallurgical plant and the City Deep and Knights plants as a pump/milling station feeding the Ergo plant.
- FWGR is a surface gold retreatment operation which treats old slime dams in the West Rand goldfields. The operation comprises the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 and 3 slimes dam and deposit residues on the Driefontein 4 TSF.
- Corporate office and other reconciling items (collectively referred to as "**Other reconciling items**") represent the items to reconcile to the condensed consolidated financial statements. This does not represent a separate segment as it does not generate mining revenue.

	Six months ended 31 December 2023 Unaudited				Six months ended 31 December 2022 Unaudited			
	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Revenue (External)	**2 193.0**	**781.2**	**—**	**2 974.2**	1 958.5	695.8	—	2 654.3
Cash operating costs	**(1 792.0)**	**(305.1)**	**—**	**(2 097.1)**	(1 594.2)	(245.3)	—	(1 839.5)
Movement in gold in process and finished inventories - Gold Bullion	**30.5**	**1.7**	**—**	**32.2**	(30.6)	8.2	—	(22.4)
Segment operating profit	**431.5**	**477.8**	**—**	**909.3**	333.7	458.7	—	792.4
Additions to property, plant and equipment	**(604.6)**	**(50.5)**	**(0.7)**	**(655.8)**	(267.6)	(123.6)	(1.2)	(392.4)
Reconciliation of segment operating profit to profit after tax								
Segment operating profit	**431.5**	**477.8**	**—**	**909.3**	333.7	458.7	—	792.4
Depreciation	**(76.3)**	**(63.9)**	**(1.0)**	**(141.2)**	(58.4)	(49.9)	(0.6)	(108.9)
Ongoing rehabilitation expenditure	**(5.1)**	**(1.0)**	**(0.4)**	**(6.5)**	(12.6)	(0.7)	—	(13.3)
Care and maintenance	**—**	**—**	**(0.1)**	**(0.1)**	—	—	(0.5)	(0.5)
Other operating costs	**1.0**	**—**	**—**	**1.0**	(1.1)	—	—	(1.1)
Other income	**0.6**	**—**	**—**	**0.6**	—	—	—	—
Administration expenses and other costs	**(5.4)**	**(1.6)**	**(96.5)**	**(103.5)**	(3.5)	(1.5)	(75.7)	(80.7)
Finance income	**20.6**	**23.0**	**111.3**	**154.9**	16.3	13.8	127.5	157.6
Finance expense	**(28.2)**	**(5.9)**	**(3.0)**	**(37.1)**	(27.3)	(4.9)	(1.3)	(33.5)
Current tax	**—**	**(124.7)**	**(0.4)**	**(125.1)**	—	(99.7)	(7.1)	(106.8)
Deferred tax	**(46.5)**	**(9.2)**	**(7.3)**	**(63.0)**	(37.2)	(28.4)	(4.6)	(70.2)
Profit after tax	**292.2**	**294.5**	**2.6**	**589.3**	209.9	287.4	37.7	535.0
Reconciliation of cost of sales to cash operating costs								
Cost of sales	**(1 841.9)**	**(368.3)**	**(1.5)**	**(2 211.7)**	(1 696.9)	(287.7)	(1.1)	(1 985.7)
Depreciation	**76.3**	**63.9**	**1.0**	**141.2**	58.4	49.9	0.6	108.9
Movement in gold in process and finished inventories - Gold Bullion	**(30.5)**	**(1.7)**	**—**	**(32.2)**	30.6	(8.2)	—	22.4
Ongoing rehabilitation expenditure	**5.1**	**1.0**	**0.4**	**6.5**	12.6	0.7	—	13.3
Care and maintenance	**—**	**—**	**0.1**	**0.1**	—	—	0.5	0.5
Other operating costs	**(1.0)**	**—**	**—**	**(1.0)**	1.1	—	—	1.1
Cash operating costs	**(1 792.0)**	**(305.1)**	**—**	**(2 097.1)**	(1 594.2)	(245.3)	—	(1 839.5)

Page 7

OPERATIONAL PERFORMANCE

REWIND

	Six months ended 31 December 2023 Unaudited				Six months ended 31 December 2022 Unaudited			
	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Ore milled (000't)	**8 079**	**3 086**	**-**	**11 165**	9 842	3 000	-	12 842
Yield (g/t)	**0.233**	**0.215**	**-**	**0.228**	0.203	0.245	-	0.213
Cash operating costs								
(R/t)	**222**	**99**	**-**	**188**	162	82	-	143
(US$/t)	**12**	**5**	**-**	**10**	9	5	-	8
Gold produced (kg)	**1 884**	**663**	**-**	**2 547**	1 996	735	-	2 731
Gold sold (kg)	**1 872**	**663**	**-**	**2 535**	2 040	722	-	2 762
Reconciliation of All-in sustaining costs								
(All amounts presented in R million unless otherwise indicated)								
Cash operating costs	**(1 792.0)**	**(305.1)**	**-**	**(2 097.1)**	(1 594.2)	(245.3)	-	(1 839.5)
Movement in gold in process	**30.5**	**1.7**	**-**	**32.2**	(30.6)	8.2	-	(22.4)
Administration expenses and general costs (sustaining)	**(5.4)**	**(1.6)**	**(96.1)**	**(103.1)**	(3.5)	(1.4)	(73.2)	(78.1)
Other operating costs excluding care and maintenance costs	**(21.2)**	**(11.4)**	**33.1**	**0.5**	(18.8)	(9.3)	26.8	(1.3)
Unwinding of provision for environmental rehabilitation	**(22.2)**	**(5.8)**	**(0.4)**	**(28.4)**	(21.4)	(4.7)	(0.4)	(26.5)
Capital expenditure (sustaining)	**(151.2)**	**(50.1)**	**(0.7)**	**(202.0)**	(135.0)	(100.0)	(1.2)	(236.2)
All-in sustaining costs	**(1 961.5)**	**(372.3)**	**(64.1)**	**(2 397.9)**	(1 803.5)	(352.5)	(48.0)	(2 204.0)
Care and maintenance costs	**-**	**-**	**(0.1)**	**(0.1)**	-	-	(0.5)	(0.5)
Ongoing rehabilitation expenditure	**(5.1)**	**(1.0)**	**(0.4)**	**(6.5)**	(12.6)	(0.7)	-	(13.3)
Administration expenses and general costs (non-sustaining)	**-**	**-**	**-**	**-**	-	(0.1)	(2.5)	(2.6)
Capital expenditure (non-sustaining)	**(453.4)**	**(0.4)**	**-**	**(453.8)**	(132.6)	(23.6)	-	(156.2)
All-in costs	**(2 420.0)**	**(373.7)**	**(64.6)**	**(2 858.3)**	(1 948.7)	(376.9)	(51.0)	(2 376.6)
Cash operating costs (R/kg)	**940 949**	**457 620**	**-**	**814 540**	796 422	328 393	-	674 113
Cash operating costs (US$/oz)	**1 567**	**762**	**-**	**1 356**	1 430	590	-	1 210
All-in sustaining costs (R/kg)[1]	**1 047 805**	**561 512**	**-**	**945 899**	883 971	488 227	-	797 972
All-in sustaining costs (US$/oz)[1]	**1 745**	**935**	**-**	**1 575**	1 587	876	-	1 432
All-in cost (R/kg)[1]	**1 292 753**	**563 595**	**-**	**1 127 526**	955 245	522 022	-	860 463
All-in cost (US$/oz)[1]	**2 153**	**938**	**-**	**1 877**	1 714	937	-	1 544

[1] *All-in sustaining costs and All-in cost definitions are based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.*

There have been no material changes to the technical information relating to, *inter alia*, the Group's Mineral Resources and Mineral Reserves, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in DRDGOLD's annual report for the year ended 30 June 2023.

The technical information referred to in this report is in accordance with The South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2016 (SAMREC Code) and has been reviewed by Messrs Mpfariseni Mudau (Pr. Sci.Nat.), Vaughn Duke (Pr Eng), Professor Steven Rupprecht (FSAIMM) and Ms Diana van Buren (Pr.Sci.Nat.). All are independent contractors of DRDGOLD.

They approved this information in writing before the publication of the report.

Page 8